Exhibit 99.1

SciSparc Announces Positive Study Results with SCI-210, a Cannabidiol-Based Treatment for Epilepsy

The non- clinical study was conducted at The Chaim Sheba Medical Center in Israel

Tel-Aviv, Dec. 07, 2022 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC), a specialty, clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system (the “Company” or “SciSparc”), today announced positive results from its study of SCI-210 on Status Epilepticus (“SE”), conducted at The Sheba Fund for Health Services and Research at Chaim Sheba Medical Center, which reaffirm the potential of its proprietary combination products to have a positive effect while minimizing adverse side effects. The Company’s proprietary SCI-210 platform combines Palmitoylethanolamide (“PEA”) with Cannabidiol (“CBD”).

The non-clinical trial objective was to study the potential therapeutic effects of SCI-210 on SE and on neuro-biochemical markers for neurological cognitive sequelae. A pilocarpine SE-induced mice (C57BL/6 male) model to study SCI-210’s effects on seizure severity and mortality was used. After calibration, four groups of animals were studied: an effective-high dose CBD group, a sub-effective dose CBD group, a SCI-210 group (a combination of sub-effective CBD dose and PEA) and a non-treated control group.

The results indicated differences in mortality rate as well as seizure rates over time. In the low-CBD group, a higher mortality rate (although not significant) was found and therefore it is reasonable to believe that no significant impact on neuronal protection was achieved. In the high-CBD group, higher, although not significant, levels of neuronal protection were found together with a decreased mortality rate when compared to control. Interestingly, the level of neuronal protection in the SCI-210 treatment was significantly higher compared to the control group and no mortality was found in this group. It was concluded that SCI-210 treatment may potentially be more effective than a CBD monotherapy. Moreover, since the concentrations used in the combo treatment are significantly lower than those recommended for CBD monotherapy, this treatment also has the potential to be safer.

“These results further support the hypothesis that SCI-210 may play a key role in helping SE patients. There is limited pharmaceutical treatment available for treating epilepsy, as about one in three patients have drug- resistance against epilepsy,” said Adi Zuloff-Shani, PhD, Chief Technology Officer of SciSparc. “Our unique technology platform has demonstrated once again the potential it has, treating patients, achieving a positive effect with minimal adverse effects.”

SE is a common life-threatening medical emergency characterized by an acute, prolonged epileptic seizure. SE can represent either the exacerbation of a pre-existing seizure or the initial manifestation of epilepsy. In order to avoid neurological sequelae, timely treatment should be started in a hospital-based setting. When continuous seizures do not respond to conventional drug treatment, SE can pose serious life-threatening risks.

About SciSparc Ltd. (Nasdaq: SPRC)

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses: the potential of SCI-210 to play a key role in helping SE patients and the potential of SciSparc’s proprietary combination products to maximize effect while minimizing adverse side effects. Historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on April 28, 2022, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com
Tel: +972-3-6167055